SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 Amendment No. 1

                   Under the Securities Exchange Act of 1934*

                                  Salton, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    795757103
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                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                      Third Point Management Company L.L.C.
                         360 Madison Avenue, 24th Floor
                               New York, NY 10017
                                 (212) 224-7400
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Jack H. Nusbaum, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                January 21, 2005
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



------------------------------------     ---------------------------------------
CUSIP No. 795757103                       Page 2 of 12 Pages
------------------------------------     ---------------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)  [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
ENTITY WITH                     1,025,000
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,025,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,025,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*   [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



------------------------------------     ---------------------------------------
CUSIP No. 795757103                       Page 3 of 12 Pages
------------------------------------     ---------------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Management Company L.L.C.            I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                   1,025,000
REPORTING PERSON      --------- ------------------------------------------------
WITH                     9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,025,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,025,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*      [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



------------------------------------     ---------------------------------------
CUSIP No. 795757103                       Page 4 of 12 Pages
------------------------------------     ---------------------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH                   602,800
REPORTING PERSON      --------- ------------------------------------------------
WITH                     9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                602,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            602,800
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*      [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------


     This Amendment No. 1 to Schedule 13D (this "Amendment No. 1) is being filed on behalf of Third Point Management Company

L.L.C., a Delaware limited liability company (the "Management Company"), Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Offshore Fund and the Management Company, the "Reporting Persons"). This Amendment No. 1 relates to the Common Stock, par value $.01 per share, of Salton, Inc., a Delaware corporation (the "Company") and amends the 13D filed by the Reporting Persons with respect to the Company on September 20, 2004 (the "Schedule 13D"). This Amendment No. 1 is being filed to report a change in beneficial ownership of the Management Company and Mr. Loeb of in excess of 1% of the total outstanding Common Shares and to report that the beneficial ownership of the Offshore Fund is in excess of 5% of the total outstanding Common Stock. Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Funds directly own the Common Stock to which this Amendment No. 1 relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock, by virtue of the authority granted to the Management Company by the Funds to vote and to dispose of the securities held by the Funds.

Item 2.  Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

     (a) This statement is filed by the Reporting Persons. Daniel S. Loeb is the managing member of the Management Company and controls the Management Company's business activities. The Management Company is organized as a limited liability company under the laws of the State of Delaware. The Offshore Fund is organized as a limited liability exempted company under the laws of the Cayman Islands.

     (b) The address of the principal business and principal office of the Management Company and Mr. Loeb is 360 Madison Avenue, 24th Floor, New York, NY 10017. The address of the principal business and principal office of the Offshore Fund is c/o Walkers SPV Limited, Walker House, Mary Street, P.O. Box 908GT, George Town, Grand Cayman, Cayman Islands, British West Indies.

     (c) The principal business of the Management Company is to serve as investment manager or adviser to the Funds, and to control the investing and trading in securities of the Funds. The principal business of Mr. Loeb is to act as the managing member of the Management Company. The principal business of the Offshore Fund is to invest and trade in securities.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Loeb is a United States citizen.

Item 3.   Source and Amount of Funds or Other
          Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The Funds expended an aggregate of $6,154,168.91 of their own investment capital to acquire the 1,025,000 shares of Common Stock held by them (the "Shares"). The Offshore Fund expended an aggregate of $ 3,619,251.73 of their own investment capital to acquire the 602,800 shares of the Shares. The Shares were acquired in open market purchases.

     The Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp. and Goldman, Sachs & Co. (the "Primary Brokers") which may extend margin credit to the Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.


Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

     (a) As of the date of this Amendment No. 1, the Management Company beneficially owns 1,025,000 shares of Common Stock. The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the Funds. As of September 20, 2004, the Shares represented 9.0% of the total 11,371,197 shares of Common Stock outstanding at November 8, 2004 as reported in the Company's quarterly report on Form 10-Q for the period ended October 2, 2004.

     As of the date of this Amendment No. 1, the Offshore Fund directly beneficially owns 602,800 shares of Common Stock, which represents 5.3% of the total outstanding shares.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 1,025,000 shares of Common Stock held directly by the Funds. The Management Company, Mr. Loeb and the Offshore Fund share voting and dispositive power over the 602,800 shares of Common Stock held by the Offshore Fund.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock during the past sixty days prior to the date requiring the filing of this Amendment No. 1.

     Schedule B hereto sets forth certain information with respect to transactions by the Offshore Fund, at the direction of the Management Company and Mr. Loeb, in the Common Stock since sixty days prior to the date requiring the filing of this Amendment No. 1.

     All of the transactions set forth on Schedule A and Schedule B, except as may be otherwise noted therein, were effected in open market purchases on the New York Stock Exchange through the Primary Brokers.

     Except as set forth above and on Schedule A and Schedule B, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     By virtue of the relationships among the Reporting Persons and the Funds, as described in Item 2, the Reporting Persons and the Funds may be deemed to be a "group" under the Federal securities laws. Except as otherwise set forth in this Schedule 13D, each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other Reporting Person or the Funds and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any Reporting Person is a beneficial owner of any such shares.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated as of January 26, 2005, by and between the Reporting Persons.

             [THE REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK.]

                                   Schedule A
             (Transactions by the Funds including the Offshore Fund
                  in Common Stock during the past sixty days)



----------------------- ---------------------------- ---------------------------
Date               Transaction        Shares       Price Per Share

--------------------------------------------------------------------------------
1/3/2005           BUY                87,800        5.8700
--------------------------------------------------------------------------------
1/3/2005           SELL              (87,800)       5.8700
--------------------------------------------------------------------------------
1/21/2005          BUY               106,000        6.4311
--------------------------------------------------------------------------------


                                   Schedule B
             (Transactions by only the Offshore Fund in Common Stock
                           during the past sixty days)


----------------------- ---------------------------- ---------------------------
Date               Transaction        Shares        Price Per Share

--------------------------------------------------------------------------------
       1/3/2005    BUY                62,900        5.8700
--------------------------------------------------------------------------------

      1/21/2005    BUY                61,900        6.4311
--------------------------------------------------------------------------------

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: January 26, 2005


                              THIRD POINT MANAGEMENT
                              COMPANY L.L.C.

                              By:  /s/ Daniel S. Loeb
                                  -------------------------------------
                                  Name:  Daniel S. Loeb
                                  Title: Managing Member


                              THIRD POINT OFFSHORE FUND, LTD.

                              By:  /s/ Daniel S. Loeb
                                   -----------------------------------
                                    Name:  Daniel S. Loeb
                                    Title: Director


                              By:  /s/ Daniel S. Loeb
                                  -------------------------------------


                 [SIGNATURE PAGE TO AMENDMENT NO. 1 SCHEDULE 13D
                          WITH RESPECT TO SALTON, INC.